425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM	MORRISON & FOERSTER LLP NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C. TOKYO, LONDON, BRUSSELS, BEIJING, SHANGHAI, HONG KONG

September 19, 2013	Writer’s Direct Contact 415.268.7113 GGrover@mofo.com

Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RE/MAX Holdings, Inc. Registration Statement on Form S-1/A Filed September 10, 2013 File No. 333-190699

Dear Mr. Dang:

We are writing to respond to the comment that you provided to us by telephone on September 13, 2013 with respect to Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) by RE/MAX Holdings, Inc. (the “Company”).

In particular, this response relates to a request by the Staff of the Securities and Exchange Commission (the “SEC”) that the Company provide an undertaking with respect to its future filings with the SEC.

The Company noted in its prior response letter, dated September 9, 2013, that:

(i)	the Company does not use measures of transaction activity to evaluate or predict results of operations;

(ii)	the Company uses such information in order to attract and retain agents and franchisees; and

(iii)	the Company does not monitor these transaction activity metrics to gauge or predict the Company’s results of operations, but instead tracks this information on

Securities and Exchange Commission

September 19, 2013

a historical basis primarily for purposes of the Company’s marketing efforts with agents and franchisees.

The Company undertakes that at such time in the future that any transaction activity metric becomes a factor that either materially affects the Company’s current results of operations or represents trends or uncertainties that may materially affect future anticipated results of operations, then the Company will include in Management’s Discussion and Analysis of Financial Condition and Results of Operations a discussion of the impact that such metric or trend has or may in the future have on the Company’s results of operations to the extent of the Company’s available information concerning such metric and the impact or potential impact on results of operations.

We hope that this response adequately addresses your comment. Should you have any additional questions or concerns, please call me at 415-268-7113.

Sincerely

/s/ Gavin B. Grover

Gavin B. Grover, Esq.

Enclosures

cc:

Howard Efron (Securities and Exchange Commission)

Jennifer Monick (Securities and Exchange Commission)

Folake Ayoola (Securities and Exchange Commission)

Margaret M. Kelly (RE/MAX Holdings, Inc.)

Dave Liniger (RE/MAX Holdings, Inc.)

David B. Strong (Morrison & Foerster LLP)

John M. Rafferty (Morrison & Foerster LLP)

Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)